CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return Notes® Linked to the Price of Crude Oil, due January 24, 2012	2,245,592	$10.00	$22,455,920	$2,607.13

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-3. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$22,455,920.00
Underwriting discount (1)	$0.175	$392,978.60
Proceeds, before expenses, to Bank of America Corporation	$9.825	$22,062,941.40

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.950 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co.
January 13, 2011

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

2,245,592 Units Pricing Date January 13, 2011

Accelerated Return Notes® Settlement Date January 18, 2011

Linked to the Price of Crude Oil, Maturity Date January 24, 2012

due January 24, 2012 CUSIP No. 06052R591

$10 principal amount per unit

Term Sheet No. 528

Accelerated Return Notes®

3-to-1 upside exposure to increases in the price of the front-month futures contract for crude oil, subject to a cap of 12.21%

1-to-1 downside exposure, with no downside limit

A maturity of approximately one year

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Accelerated Return Notes® Linked to the Price of Crude Oil, due January 24, 2012 (the “ARNs”) are our senior unsecured debt securities. The ARNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the price of crude oil, as measured by the price of the Crude Oil Contract (as defined and described below), increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately one year
Market Measure:

The front-month light sweet crude oil futures contract traded on the New York Mercantile Exchange (the “Crude Oil Contract”) (Bloomberg symbol: CL1<Cmdty>). The Crude Oil Contract that was used to determine the Starting Value was the contract scheduled for delivery in February 2011, and the Crude Oil Contract that will be used to determine the Ending Value will be the contract scheduled for delivery in February 2012. The Crude Oil Contract is more fully described on page TS-8 of this Term Sheet.

Starting Value:	91.40
Ending Value:

The official settlement price of the Crude Oil Contract on the NYMEX, as reported on Bloomberg L.P., on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-26 of product supplement ARN-3.

Capped Value:	$11.221 per unit of the ARNs, which represents a return of 12.21% over the Original Offering Price.
Calculation Day:	January 17, 2012.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and the Capped Value of $11.221 (a 12.21% return). The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in crude oil, as measured by the Crude Oil Contract.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Participation Rate of 300%, the Starting Value of 91.40 and the Capped Value of $11.221 per unit.

Example 1 — The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	91.40
Hypothetical Ending Value:	73.12

$10 ×	(73.12)	= $8.000
91.40

Hypothetical Redemption Amount (per unit) = $8.000

Example 2 — The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	91.40
Hypothetical Ending Value:	95.06

$10 +	[	$10 × 300% ×	(95.06 – 91.40)	]	= $11.200
91.40

Hypothetical Redemption Amount (per unit) = $11.200

Example 3 — The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	91.40
Hypothetical Ending Value:	137.10

$10 +	[	$10 × 300% ×	(137.10 – 91.40)	]	= $25.000
91.40

Hypothetical Redemption Amount (per unit) = $11.221 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-3

The following table illustrates, for the Starting Value of 91.40 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to three decimal places); and

▪	the hypothetical total rate of return to holders of the ARNs.

The table below is based on the Participation Rate of 300% and the Capped Value of $11.221 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the ARNs
45.70	-50.00%	$5.000	-50.00%
54.84	-40.00%	$6.000	-40.00%
63.98	-30.00%	$7.000	-30.00%
73.12	-20.00%	$8.000	-20.00%
82.26	-10.00%	$9.000	-10.00%
84.09	-8.00%	$9.200	-8.00%
85.92	-6.00%	$9.400	-6.00%
87.74	-4.00%	$9.600	-4.00%
89.57	-2.00%	$9.800	-2.00%
91.40 (1)	0.00%	$10.000	0.00%
93.23	2.00%	$10.600	6.00%
95.06	4.00%	$11.200	12.00%
96.88	6.00%	$11.221 (2)	12.21%
98.71	8.00%	$11.221	12.21%
100.54	10.00%	$11.221	12.21%
109.68	20.00%	$11.221	12.21%
118.82	30.00%	$11.221	12.21%
127.96	40.00%	$11.221	12.21%
137.10	50.00%	$11.221	12.21%

(1)	This is the Starting Value.

(2)	The Redemption Amount per unit of the ARNs cannot exceed the Capped Value of $11.221.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-3 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Crude Oil Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the Crude Oil Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs. MLPF&S is not obligated to make a market for, or to repurchase, the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Crude Oil Contract.

▪	Ownership of the ARNs will not entitle you to any rights with respect to the Crude Oil Contract or any related futures contracts.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The price of the Crude Oil Contract may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of trading in the Crude Oil Contract and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”).

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Additional Risk Factors

The price movements in the Crude Oil Contract may not correlate with changes in light sweet crude oil’s spot price.

The Crude Oil Contract is a futures contract for light sweet crude oil that trades on the New York Mercantile Exchange (“NYMEX”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The ARNs are linked to the Crude Oil Contract and not to the spot price of light sweet crude oil, and an investment in the ARNs is not the same as buying and holding light sweet crude oil. While price movements in the Crude Oil Contract may correlate with changes in light sweet crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for light sweet crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of light sweet crude oil may not result in an increase in the price of the Crude Oil Contract. The Crude Oil Contract price may decrease while the spot price for light sweet crude oil remains stable or increases, or does not decrease to the same extent.

The market value of the ARNs may be affected by price movements in distant-delivery futures contracts associated with the Crude Oil Contract.

The price movements in the Crude Oil Contract may not be reflected in the market value of the ARNs. If you are able to sell your ARNs, the price you receive could be affected by changes in the values of futures contracts for crude oil that have more distant delivery dates than the Crude Oil Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Crude Oil Contract, or may decrease to a greater extent, which may adversely affect the value of the ARNs.

The ARNs include the risk of a concentrated position in a single commodity.

The ARNs are linked to a single exchange-traded physical commodity underlying the Crude Oil Contract, light sweet crude oil. An investment in the ARNs may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of light sweet crude oil may adversely affect the price of the Crude Oil Contract and the value of the ARNs. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of light sweet crude oil. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for light sweet crude oil and result in lower prices. As a result of any of these events, the value of the ARNs could decline.

Accelerated Return Notes®	TS-5

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the ARNs.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Crude Oil Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of light sweet crude oil and the Crude Oil Contract increases or decreases, the value of the ARNs may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the Crude Oil Contract. Additionally, the development of substitute products for oil could adversely affect the value of the Crude Oil Contract and the value of the ARNs.

The policies of NYMEX are subject to change, in a manner which may reduce the value of the ARNs.

The policies of the NYMEX concerning the manner in which the price of light sweet crude oil is calculated may change in the future. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Crude Oil Contract. Any such actions could affect the price of the Crude Oil Contract, and therefore, the value of the ARNs.

Other Terms of the ARNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth on page S-30 of product supplement ARN-3.

Market Disruption Event

A “Market Disruption Event” means any of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract;

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Contract, which are traded on any major U.S. exchange;

(C)	the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Contract; or

(D)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the ARNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading on NYMEX (without taking into account any extended or afterhours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the price of the Crude Oil Contract will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the Crude Oil Contract decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the price of the Crude Oil Contract with no expectation of the benefits of owning the Crude Oil Contract or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the price of the Crude Oil Contract will decrease from the Starting Value to the Ending Value or that the price of the Crude Oil Contract will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 12.21% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with benefits of owning the Crude Oil Contract or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes®	TS-7

The Crude Oil Contract

We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the Crude Oil Contract are discussed in the section of product supplement ARN-3 beginning on page S-36 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation or dissemination of information relating to the Crude Oil Contract.

The Futures Market

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange, and one of four “Designated Contract Markets” (each, a self regulatory exchange) comprising the CME Group Inc. (the “CME Group”). It offers futures contracts and options on futures contracts based on energy and metals commodities and clearing services for privately negotiated energy transactions. NYMEX uses an open outcry trading facility during the day and has an electronic trading system after hours. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by crude oil futures contracts in 1983 and unleaded gasoline futures contracts in 1984. In August 2008, NYMEX was acquired by CME Group.

NYMEX members include individual traders, as well as most of the world’s largest banks, hedge funds, brokerage and investment houses. Members can execute trades for their own accounts, for clearing firm accounts, for the accounts of other members or for the accounts of customers of clearing firms. NYMEX memberships can be bought, sold and leased. Applicants for membership must meet certain business integrity and financial requirements. They must also comply with the provisions of the Commodity Exchange Act and the rules and regulations issued by the CFTC, and register with the National Futures Association either as a floor trader or floor broker if they intend to access the trading floors. NYMEX’s board of directors adopts rules and regulations governing the trading on the exchange, as well as to maintain appropriate business conduct and to provide protection to the public in its dealings with NYMEX and its members.

The Crude Oil Contract

The Crude Oil Contract is the front-month light sweet crude oil futures contract traded on NYMEX. The Crude Oil Contract trades in units of 1,000 U.S. barrels (42,000 gallons), and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oil.

A front-month contract is the unexpired contract next scheduled for delivery. Because trading terminates, and a Crude Oil Contract for a particular month expires, on the Last Trading Day (as defined below), typically, the front-month contract is a futures contract that specifies a delivery date for a commodity that is in the first or second month following the current date.

For example, the Last Trading Day for the Crude Oil Contract specifying delivery in January 2011 was December 21, 2010. Consequently, as of December 21, 2010, the front-month light sweet crude oil futures contract is a contract specifying delivery of light sweet crude oil in January 2011. In contrast, as of December 22, 2010, the front-month light sweet crude oil futures contract is a contract specifying a delivery of light sweet crude oil in February 2011.

The following summarizes selected specifications relating to the Crude Oil Contract:

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the Crude Oil Contract of $10.00 per barrel above or below the previous day’s official settlement price. If the Crude Oil Contract is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction (that is, $20.00 above and below the previous day’s official settlement price). If another halt is triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the Crude Oil Contract commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the last business day preceding the 25th calendar day. For example, trading for the December 2010 futures contract, which is a contract for delivery of light sweet crude oil in December 2010, ended on November 19, 2010.

Accelerated Return Notes®	TS-8

Historical Data on the Crude Oil Contract

The following table sets forth the monthly official settlement prices per barrel of the Crude Oil Contract at the end of each month in the period from January 2006 through December 2010, as reported on Bloomberg L.P. This historical data on the Crude Oil Contract is not necessarily indicative of the future performance of the Crude Oil Contract or what the value of the ARNs may be. Any upward or downward trend in the price of the Crude Oil Contract during any period set forth below is not an indication that the price of the Crude Oil Contract is more or less likely to increase or decrease at any time over the term of the ARNs.

	2006	2007	2008	2009	2010
January	67.92	58.14	91.75	41.68	72.89
February	61.41	61.79	101.84	44.76	79.66
March	66.63	65.87	101.58	49.66	83.76
April	71.88	65.71	113.46	51.12	86.15
May	71.29	64.01	127.35	66.31	73.97
June	73.93	70.68	140.00	69.89	75.63
July	74.40	78.21	124.08	69.45	78.95
August	70.26	74.04	115.46	69.96	71.92
September	62.91	81.66	100.64	70.61	79.97
October	58.73	94.53	67.81	77.00	81.43
November	63.13	88.71	54.43	77.28	84.11
December	61.05	95.98	44.60	79.36	91.38

The following graph sets forth the monthly historical prices of the Crude Oil Contract presented in the table above. This historical data is not necessarily indicative of the future price of the Crude Oil Contract or what the value of the ARNs may be. On the pricing date, the official settlement price of the Crude Oil Contract was 91.40.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Crude Oil Contract. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Crude Oil Contract and financial markets generally exhibiting greater volatility than in earlier periods.

Accelerated Return Notes®	TS-9

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Crude Oil Contract that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the price of the Crude Oil Contract.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Crude Oil Contract that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the price of the Crude Oil Contract. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Crude Oil Contract for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-3. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Crude Oil Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement ARN-3) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Accelerated Return Notes®	TS-10

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3 dated April 1, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510075888/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

Accelerated Return Notes®	TS-11